Exhibit 77D - Policies with respect to security investments -
For Period Ended 10-31-2007

First Trust Strategic High Income Fund II

The Fund is currently permitted to invest up to 15% of its Managed Assets in securities below "CCC" (or a comparable rating) by at least one nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined to be of comparable quality by the Fund's Sub-Advisor. At the December 10, 2007 meeting, the Board of Trustees amended that policy to allow up to 20% of the Fund's Managed Assets to be invested in such securities.

The change in policy described above was not required to be, and was not, approved by the shareholders of the Fund. The new policy may be changed by the Board of Trustees without shareholder approval. The new policy will be effective on or about March 1, 2008.